Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

Canarc Announces Normal Course Issuer Bid

Vancouver, Canada – February 6, 2017 – Canarc Resource Corp. (the “Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has received the approval of the Toronto Stock Exchange (the “TSX”) to make a normal course issuer bid (the “Bid”) to acquire up to 10,859,479 common shares (the “Common Shares”) of the Company, or approximately 5% of the 217,189,597 Common Shares issued and outstanding, through the facilities of the TSX.

The Company’s board of directors and management team believe that the Bid is an appropriate use of the Company’s available funds to return capital to shareholders when the market price of the Common Shares does not fully reflect their underlying value. Any Common Shares purchased under the Bid will increase the proportionate equity interest of, and is intended to be advantageous to, all remaining shareholders.

Purchases under the Bid may commence on February 8, 2017 and will terminate on February 7, 2018, or on such earlier date as the Bid is complete. The actual number of Common Shares purchased under the Bid and the timing of any such purchases will be at the Company’s discretion. Purchases of Common Shares will be made through the facilities of the TSX and on alternative Canadian markets, in accordance with the TSX rules. Subject to the TSX’s block purchase exception, on any trading day, purchases under the Bid will not exceed 86,128 Common Shares, such amount representing 25% of the average daily trading volume of the Common Shares of 344,515 for the six calendar months prior to the start of the Bid. The Company will pay the prevailing market price at the time of purchase for all Common Shares purchased under the bid, and all Common Shares purchased by the Company will be cancelled. The Company has not purchased any of its Common Shares in the 12 calendar months prior to the start of the Bid.

“Catalin Chiloflischi”

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in north and central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to planned purchases of Common Shares under the Bid. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to changes in the market price of the Company’s securities; the Company’s available working capital; the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.